UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-13154

American Medical Security Group, Inc.
(Exact name of registrant as specified in its charter)

3100 AMS Boulevard
Green Bay, WI 54313
(920) 661-1111
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date:        One (1)

        Pursuant to the requirements of the Securities Exchange Act of 1934, American Medical Security Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 13, 2004	By:	/s/ MICHAEL E. JANSEN Michael E. Jansen Assistant Secretary